Exhibit 99.1

     Loews Corporation ("Loews") owns approximately 90% of the outstanding common stock of CNA Financial Corporation ("CNA"). CNA is the sponsor of the pension plan that is the beneficial owner of 16,925 shares of the securities reported on this Schedule 13G, which does not exceed 5% of the class outstanding. These shares are managed by a third party investment advisor. The characterization of shared voting power between Loews and CNA is made solely as a consequence of SEC interpretations regarding control of a subsidiary. Loews specifically disclaims beneficial ownership of these shares.